UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Hemispherx Biopharma, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42366C509

(CUSIP Number)

Thomas K. Equels

Hemispherx Biopharma, Inc.

2117 SW Highway 484

Ocala, Florida 3447388

(407) 839-0095

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 8, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42366C509

1	NAME OF REPORTING PERSONS THOMAS K. eQUELS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,350,807*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,350,807*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,91414*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.20%†
14	TYPE OF REPORTING PERSON IN

* PLEASE NOTE that these numbers are presented on a pre-reverse stock split basis. The Issuer effected a reverse split of its issued and outstanding shares of Common Stock on a one-for-44 basis on June 10, 2019. Accordingly, all numbers should be divided by 44 post reverse stock split.

† Based upon 89,818,878 shares of Common Stock issued and outstanding as of May 8, 2109 (2,041,339 shares post reverse split).

CUSIP No. 42366C509

The following constitutes Amendment No. 1 to the Schedule 13D filed by Thomas K Equels (the “Amendment”) and amends the Schedule 13D as specifically set forth herein. This Amendment is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Person. However, as disclosed below, the Reporting Person may become a Reporting Person again in the near future.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The transactions giving rise to the filing of this Amendment are as follows:

While on May 8, 2019, the Reporting Person exercised certain warrants he received in the Issuer’s Rights Offering, the Reporting Person’s beneficial ownership decreased below five percent as a result of others exercising their warrants issued in the Rights Offering and Series B convertible preferred shares and not as a result of the Reporting Person selling any shares of the Issuer’s securities.

The Reporting Person has no plan or proposals, other than as described in the original Schedule 13D, that would relate to, or could result in, any of the matters set forth in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. In this regard, the Reporting Person is the CEO of the Issuer and is entitled to receive additional voting securities of the Issuer pursuant to his employment agreement and other current or future compensatory arrangements with the Issuer. The Reporting Person reserves the right to increase or decrease his position in the Issuer through, among other things, the receipt of securities from the Issuer for compensatory purposes, the purchase or sale of securities of the Issuer directly from the Issuer, on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. In this regard, the Reporting Person anticipates that he may purchase additional shares of the Issuer’s Common Stock in the near future and, as a result, may again own in excess of five percent of a class of the Issuer’s securities. The Reporting Person reserves the right to change his intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows (all numbers of shares are presented prior to the reverse stock split that was effected on June 10, 2019 and should be divided by 44 post reverse stock split):

(a, b and d) As of the date hereof, the Reporting Person beneficially own 4,301,414 shares of Common Stock, representing 4.20% of the outstanding shares of Common Stock (based upon 89,878,878 shares of Common Stock issued and outstanding as of the date hereof according to the Issuer’s records). The shares of Common Stock beneficially owned by the Reporting Person include an aggregate of 2,528,107 shares of Common Stock that he has the right to acquire pursuant to Issuer options and warrants owned by him. The Reporting person has sole voting and dispositive power with regard to all securities beneficially owned by him.

(c) Since the filing of the Schedule 13D, the Reporting Person has acquired the following additional securities: 227,500 shares of Common Stock issued to him upon cashless exercise of warrants he received in the Issuer’s Rights Offering.

(e) On May 8, 2019, the Reporting Person ceased to be the beneficial owner of more than five percent of any class of the Issuer’s securities. However, as noted in Item 4, he may again become the beneficial owner of more than five percent and, as a result, would again become required to file a Schedule 13d.

CUSIP No. 42366C509

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2019

/s/ Thomas K. Equels
THOMAS K. EQUELS